Exhibit 12
FBL Financial Group, Inc.
Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Earnings
Pre-tax from continuing operations	$110,278	$94,537	$100,490	$74,652	$59,114
Add: Minority interest	159	105	16	200	113
Less: Income from equity investees	(1,874)	(2,150)	(8,937)	(329)	(391)
Add: Distributed income from equity investees	1,107	2,035	1,037	558	2,341

	109,670	94,527	92,606	75,081	61,177

Fixed charges	253,607	286,154	232,115	200,906	154,173
Less: Capitalized bonus interest	(1,233)	(48,951)	(19,763)	(19,079)	(5,241)
Less: Tax gross up on preferred stock	(805)	(766)	(730)	–	–
Add: Amortization of capitalized interest	5,461	6,792	4,040	1,048	–

Total earnings	$366,700	$337,756	$308,268	$257,956	$210,109

Fixed charges
Interest credited to contract holders	$236,561	$223,543	$202,599	$174,687	$140,648
Capitalized bonus interest credited to contract holders	1,233	48,951	19,763	19,079	5,241
Interest expense on debt	13,590	11,397	5,052	685	1,778
Preferred stock dividends of subsidiaries not eliminated in consolidation	–	–	2,425	4,850	4,850
Tax gross up on preferred stock	805	766	730	–	–
Estimate of interest within rent expense	1,418	1,497	1,546	1,605	1,656

Total fixed charges	$253,607	$286,154	$232,115	$200,906	$154,173

Ratio of earnings to fixed charges	1.45	1.18	1.33	1.28	1.36